# CERTIFICATE OF TRUST

1. **Trust Name.** The HBJ Revocable Trust which was created by Trust Agreement dated _____March 13_____, 2012 (referred to herein as the "Trust") is the subject of this Certificate:

2. **Legal Trust Name.** The full legal name of the Trust for purposes of transferring assets into the Trust, holding title of assets, and conducting business for and on behalf of the Trust, is the HBJ REVOCABLE TRUST.

3. **Settlors.** The Settlors of this Trust are BRYAN P. HEALEY and JENNIFER S. HEALEY.

4. **Currently Acting Trustees.** The names of the current Initial Trustees are BRYAN P. HEALEY and JENNIFER S. HEALEY.

5. **Power to Revoke.** The Settlors have the power to revoke the Trust and to modify or amend the Trust Agreement. If the Trust is revoked, the Trust Agreement provides that all property owned in the name of the Trust must be transferred to the Settlors as specified in the Trust Agreement.

6. **Taxpayer Identification Number.** As long as a Settlor is a trustee of this trust, the trust may use his or her Social Security Number as its tax ID number. (Treas. Regs. Section 1.671-4(b).)

7. **Trust In Effect.** The Trust is currently in full force and effect. The Trust has not been revoked, and the Trust Agreement has not been modified or amended in any manner that would cause the representations contained in this Certificate of Trust to be incorrect.

8. **Powers of Trustee.** All powers of the Trustees are fully set forth as Exhibit A.

9. **Hold Harmless.** No person or entity paying money to or delivering property to any Trustee shall be required to see to its application. All persons relying on this Certificate of Trust regarding the Trustee and the Trustee's powers over the property of the Trust shall be held harmless for any resulting loss or liability from such reliance.

10. **Third Party Reliance.** Any third party to whom this Certificate is presented may rely upon an affidavit by the then serving Trustee stating that such trustee is, in fact, the active Trustee for the Trust. No third party acting in reliance upon this Certificate or

such affidavit shall be liable for any losses, damages, or claims caused by compliance with any action requested by the Trustee.

11. **Validity of Copies of This Certificate.** A copy of this Certificate of Trust shall be just as valid as the original.

IN WITNESS WHEREOF, the Trustees and the Settlors have signed this Certificate of Trust, effective the day and year first above written and executed by each of them on the dates set forth below.

Dated: _____March 13_____, 2012

BRYAN P. HEALEY, Settlor

Dated: _____March 13_____, 2012

JENNIFER S. HEALEY, Settlor

ATTEST:

By: _____
    BRYAN P. HEALEY, Initial Trustee

ATTEST:

By:
    JENNIFER S. HEALEY, Initial Trustee





STATE OF TEXAS )
)
TARRANT COUNTY )

I HEREBY CERTIFY that on this March 13, 2012, before me, the subscriber, a Notary Public in and for Tarrant County, Texas, personally appeared BRYAN P. HEALEY, as Settlor and as Trustee, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the foregoing instrument, and acknowledged that the foregoing instrument was executed by BRYAN P. HEALEY, as Settlor and as Trustee for the purposes therein contained.

WITNESS my hand and notarial seal.

(SEAL)

CHARLOTTE L. DUDNEY NOTARY PUBLIC STATE OF TEXAS EXPIRES 06-29-2015

Charlotte L Dudney
Notary Public

STATE OF TEXAS )
)
TARRANT COUNTY )

I HEREBY CERTIFY that on this March 13, 2012, before me, the subscriber, a Notary Public in and for Tarrant County, Texas, personally appeared JENNIFER S. HEALEY, as Settlor and as Trustee, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the foregoing instrument, and acknowledged that the foregoing instrument was executed by JENNIFER S. HEALEY, as Settlor and as Trustee for the purposes therein contained.

WITNESS my hand and notarial seal.

(SEAL)

CHARLOTTE L. DUDNEY NOTARY PUBLIC STATE OF TEXAS EXPIRES 06-29-2015

Charlotte L Dudney
Notary Public

**EXHIBIT A**

**GOVERNING LAW AND TRUSTEE POWERS**

The interpretation and operation of the trust shall be governed by the laws of the State of Texas. The Trustee may, without prior authority from any court, exercise all powers conferred by this Trust Agreement or by common law or by the Texas Trust Code or other statute of the State of Texas or any other jurisdiction whose law applies to the trust, including without limitation, the Texas Trust Code V.T.C.A., Property Code §§101 et al., or other statute of Texas or any other jurisdiction whose law applies to the trust, which are hereby incorporated into this Trust Agreement. The Trustee shall have sole and absolute discretion in exercising these powers. Except as specifically limited by this Trust Agreement, these powers shall extend to all property held by the Trustee until actual distribution of the property. In order to fully effectuate the powers of the Trustee, specific reference is now made to the Texas Trust Code V.T.C.A., Property Code §§101 et al., or other statute of Texas or any other jurisdiction whose law applies to the trust. The powers of the Trustee shall include the following:

A. **Special Trustee Liability Provision**. Some persons may be hesitant to serve as Trustee hereunder because of a concern about potential liability. Therefore, with respect to any trust created hereunder (i) no Trustee shall incur any liability by reason of any error of judgment, mistake of law, or action of any kind taken or omitted to be taken in connection with the administration of any trust created hereunder if in good faith reasonably believed by such Trustee to be in accordance with the provisions and intent hereof, except for matters involving such Trustee's willful misconduct or gross negligence proved by clear and convincing evidence, (ii) no Trustee shall have any fiduciary responsibility to observe, monitor or evaluate the actions of the other Trustee and shall not be liable to any party for the failure to seek to remedy a breach of trust, or in a recurring situation to request instructions from a court having jurisdiction over the trust, even if a Trustee may be guilty of a gross violation of fiduciary duties hereunder, and (iii) each Trustee shall be fully indemnified by the trust estate against any claim or demand by any trust beneficiary or trust creditor, except for any claim or demand based on such Trustee's willful misconduct or gross negligence proved by clear and convincing evidence. Expenses incurred by a Trustee in defending any such claim or demand shall be paid by the trust estate in advance of the final disposition of such claim or demand, upon receipt of an undertaking by or on behalf of such Trustee to repay such amount if it shall ultimately be determined that such Trustee is not entitled to be indemnified as authorized by this paragraph. In no event shall any Trustee hereunder be liable for any matter with respect to which he, she or it is not authorized to participate hereunder (including the duty to review or monitor trust investments).

B. **Allocate Receipts and Disbursements.** The Trustee (excluding, however, any Interested Trustee) may allocate receipts and disbursements, to income or principal in such manner as the Trustee (excluding, however, any Interested Trustee) shall determine, even though a particular allocation may be inconsistent with otherwise applicable state law.

C. **Negating Power of Appointment for Interested Trustee as Beneficiary.** Notwithstanding any other provision of this Trust Agreement, no Interested Trustee who is a beneficiary of any trust created hereunder shall ever participate as Trustee of that trust in (i) the exercise, or decision not to exercise, any discretion over beneficial payments, distributions, applications, uses or accumulations of income or principal by the Trustee to or for any beneficiary other than pursuant to an ascertainable standard, if any, expressly set forth and authorized in this Trust Agreement, or (ii) the exercise of any general power of appointment described in Code Sec. 2041 or 2514 (but this shall not apply to a general power of appointment, if any, granted in a non-fiduciary capacity). If any Trustee is under a duty to support a beneficiary or is acting as a guardian, conservator, or similar fiduciary of any person who is a beneficiary, such Trustee shall not participate in the exercise, or decision not to exercise, any discretion over beneficial payments, distributions, applications or uses of trust property in discharge of any obligation of support. No Trustee shall participate in the exercise of any discretion (including, but without limitation, any discretion which would constitute an "incident of ownership" within the meaning of Code Sec. 2042(2)) with respect to any insurance policy on his or her life held hereunder. In each case, the determination of the remaining Trustee or Trustees shall be final and binding upon the beneficiaries of such trust. In addition, no individual shall have any power of appointment over or power to direct the beneficial enjoyment of the fractional share of any trust hereunder consisting of disclaimed property, including any accumulated income of that share, unless such power to direct the beneficial enjoyment is limited by an ascertainable standard. The limitations in this paragraph shall not apply to the Settlors if the Settlors are serving as Trustee.

D.    **Security Interests.** The Trustee may grant security interests and execute all instruments creating such interests upon such terms as the Trustee may deem advisable.

E.    **Tax Elections and Allocations.** The Trustee may make all tax elections and allocations the Trustee may consider appropriate, including any election to treat this revocable trust as part of the Settlors' estates for income tax purposes, even though a Trustee may have an interest affected by the election, except where a Trustee is prohibited from participating in the election by another provision of this Trust Agreement; provided, however, this authority is exercisable only in a fiduciary capacity and may not be used to enlarge or shift any beneficial interest except as an incidental consequence of the discharge of fiduciary duties. Tax elections and allocations made in good faith shall not require equitable adjustments.

F.    **Division and Distribution of Trust Fund Assets.** The Trustee may divide and distribute the assets of the Trust Fund in kind, in money, or partly in each, without regard to the income tax basis of any asset and without the consent of any beneficiary. The decision of the Trustee in dividing any portion of the Trust Fund between or among multiple beneficiaries shall be binding on all persons.

G.    **Determinations About Property.** The Trustee may determine what property is covered by general descriptions contained in this Trust Agreement.

H.    **Investment Responsibility.** The Trustee may retain any property originally owned by either Settlor and invest and reinvest in all forms of real and personal property, whether inside or outside the United States, including, without limitation, common trust funds of a corporate Trustee, mutual funds, partnerships (including a partnership in which a Trustee is a partner) and other forms of joint investment (which may but need not be managed by, advised by or affiliated with a Trustee), without regard to any principle of law limiting delegation of investment responsibility by the Trustee.

I.    **Compromise Claims or Debts.** The Trustee may compromise claims or debts and abandon or demolish any property which the Trustee shall determine to be of little or no value.

J.    **Borrowings.** The Trustee may borrow from anyone, even if the lender is a Trustee under this Trust Agreement, and may pledge property as security for repayment of the funds borrowed, including the establishment of a margin account. No Trustee shall be personally liable for any such loan, and such loan shall be payable only out of assets of the trust.

K. **Sale or Exchange of Property.** The Trustee may sell property at public or private sale, for cash or upon credit, exchange property for other property, lease property for any period of time and give options of any duration for sales, exchanges or leases. The Trustee may give such warranties or indemnifications as the Trustee may deem advisable.

L. **Participation in Mergers and Reorganizations.** The Trustee may join in any merger, reorganization, voting-trust plan or other concerted action of security holders and delegate discretionary powers (including investment powers) in entering into the arrangement.

M. **Allocate Gain to Income or Principal.** The Trustee (other than any Interested Trustee) may allocate within the meaning of Reg. §1.643(a)-3(b) to income or to principal, or partly to income and partly to principal, all or part of the realized gains from the sale or exchange of trust assets; provided, however, that, if income is defined under an applicable state statute as a unitrust amount and the trust is being administered pursuant to such statute, the allocation of gains to income must be exercised consistently and the amount so allocated may not be greater than the excess of the unitrust amount over the amount of distributable net income determined without regard to Reg. §1.643(a)-3(b).

N. **Character of Unitrust Amount Paid.** The Trustee (other than any Interested Trustee) may, within the meaning of Reg. §1.643(a)-3(e), specify the tax character of any unitrust amount paid hereunder. The Trustee (other than any Interested Trustee) may take any action that may be necessary in order for such specification to be respected for tax purposes.

O. **Distributions as Paid from Capital Gains.** The Trustee (other than any Interested Trustee and other than the Settlors) may deem, within the meaning of Reg. §1.643(a)-3(e), any discretionary distribution of principal as being paid from capital gains realized during the year. The Trustee (other than any Interested Trustee and other than the Settlors) may take any action that may be necessary in order for such deeming to be respected for tax purposes.

P. **Distributions in Cash or Kind.** The Trustee may, without the consent of any beneficiary, distribute in cash or in kind, and allocate specific assets in satisfaction of fractional shares or pecuniary sums among the beneficiaries (including any trust) in such proportions, not necessarily pro rata, as the Trustee may determine, even though a Trustee has an interest affected by the distribution and even though different beneficiaries entitled to the same sum or share may thereby receive different mixes of assets, possibly with different income tax bases, as long as the fair market value of property on the date of distribution is used in determining the extent to which any distribution satisfies a sum or share.

Q. **Application of Property.** The Trustee may apply to the use of any individual, any property whether principal or income, that otherwise would or could be distributed directly to such individual.

R. **Improvements to Property.** The Trustee may, with respect to any real property: (i) partition, subdivide or improve such property and enter into agreements concerning the partition, subdivision, improvement, zoning or management of any real estate in which a trust hereunder has an interest and impose or extinguish restrictions on any such real estate; (ii) sell, exchange, lease for any period, mortgage, alter or otherwise dispose of such property and execute any instrument necessary to do that; and (iii) charge to principal the net loss incurred in operating or carrying non-income producing real property.

S. **Acquisition and Maintenance of Real Property.** The Trustee may acquire, hold and maintain any residence (whether held as real property, condominium or cooperative apartment) for the use and benefit of any one or more of the beneficiaries of any trust whenever that action is consistent with the terms of that trust, and, if the Trustee shall determine that it would be in the best interests of the beneficiaries of that trust (and consistent with the terms of that trust) to maintain a residence for their use but that the residence owned by that trust should not be used for such purposes, the Trustee may sell said residence and apply the net proceeds of sale to the purchase of such other residence or make such other arrangements as the Trustee shall deem suitable for the purpose. Any proceeds of sale not needed for reinvestment in a residence as provided above shall be added to the principal of that trust and thereafter held, administered and disposed of as a part thereof. The Trustee may pay all carrying charges of such residence, including, but not limited to, any taxes, assessments and maintenance thereon, and all expenses of the repair and operation thereof, including the employment of household employees (including independent contractors) and other expenses incident to the running of a household for the benefit of the beneficiaries of that trust. Without limiting the foregoing, the Trustee may permit any income beneficiary of any trust created hereunder to occupy any real property or use any personal property forming a part of that trust on such terms as the Trustee may determine, whether rent free or in consideration of payment of taxes, insurance, maintenance and ordinary repairs or otherwise. In the case of any trust created under this Trust Agreement that qualifies for the marital deduction, such occupancy shall be rent free and any other condition shall be consistent with the intention that the Surviving Settlor have that degree of beneficial enjoyment of the trust property during life which the principles of the law of trusts accord to a person who is unqualifiedly designated as the life beneficiary of a trust, so that the Surviving Settlor's interest is a qualifying income interest for life for purposes of the marital deduction.

T.     **Acquisition and Maintenance of Personal Property.**  The Trustee may acquire, hold and maintain as a part of each trust hereunder any and all articles of tangible personal property or any other property whether productive, underproductive or unproductive of income, and without any duty to convert such property to productive property, subject, however, to any right of the sole surviving Settlor to demand that any property held in a trust for his or her benefit be made productive and pay the expenses of the repair and maintenance of such property, and sell such property and apply the net proceeds of sale to the purchase of such other property as the Trustee deems suitable for the purpose.

U.     **Hold Trusts as Combined Fund.**  The Trustee may hold two or more trusts hereunder as a combined fund (allocating ratably to such trusts all receipts from, and expenses of, the combined fund) for convenience in investment and administration, but no combination of trusts for this purpose may alter their status as separate trusts or authorize the commingling of separate and community property in such a manner that separate and community property cannot be traced and accounted for.

V.     **Consolidation of Trusts.**  The Trustee may merge, combine or consolidate any trust with another trust having the same beneficiaries (excluding contingent beneficiaries), the same Trustee, and substantially similar terms (whether or not under this Trust Agreement) and administer the two as one trust under the terms of one of the trusts, provided that each portion of the merged, combined or consolidated trust shall terminate and vest in possession no later than the date required for the separate trust from which it came.  Without in any way limiting the discretion of the Trustee granted by this paragraph, the Settlors envision that the Trustee will not elect to merge, combine, or consolidate two or more trusts with different inclusion ratios for generation-skipping transfer tax purposes.

W.     **Division of Trusts.**  The Trustee may divide any trust into two or more separate trusts and administer them as separate trusts, either before or after the trust is funded, to enable the GST Exemption to be allocated separately to one of the trusts, to enable the election under

Code Sec. 2652(a)(3) to be made separately over one of them or otherwise to make possible a separate trust with a zero inclusion ratio because the trusts have different transferors for GST purposes or for any other tax or non-tax purpose. Any such division shall be by fractional shares and each share shall participate pro rata in income, appreciation and depreciation to the time of division. Any relevant pecuniary amount (such as the obligation to pay an annuity, or the right to withdraw that amount referred to in Code Sec. 2514(e)(1) (currently, Five Thousand Dollars ($5,000)) shall be applied to the separate trusts based on the fractional shares into which they are divided. If a trust is divided pursuant to this paragraph into two trusts, one that is exempt from Federal generation-skipping transfer tax ("GST Exempt Trust") and one that is not exempt from Federal generation-skipping transfer tax ("GST Non-Exempt Trust"), then, without limiting the Trustee's discretion, hereunder the Settlors suggest that no distribution of principal be made from such GST Exempt Trust until the principal of such GST Non-Exempt Trust is exhausted, unless there is a compelling reason to do so.

X. **Loans.** The Trustee may make loans to, may buy property from, and generally shall have the power to make contracts with either Settlor's estate or the trustee of any trust subject to any wealth transfer tax upon the death of either Settlor, regardless of the fact that one or more or all of the persons serving as Trustee hereunder are also serving as a selling or borrowing or otherwise contracting Independent Executor or Trustee; provided that such loans shall be for adequate interest and shall be adequately secured, and such purchases shall be for the property's then fair market value.

Y. **Reliance upon Advice.** The Trustee may employ and rely upon advice given by accountants, attorneys, investment bankers, and other expert advisors and employ agents, clerks and other employees and pay reasonable compensation to such advisors or employees in addition to fees otherwise payable to the Trustee, notwithstanding any rule of law otherwise prohibiting such dual compensation.

Z. **Trustee as Agent.** The Trustee serving in any jurisdiction in which a corporate trustee is unable to serve as Trustee may use such corporate trustee as agent to perform any task that may lawfully be performed by such an agent in that jurisdiction, and may pay to such corporate trustee such compensation for its services as agent as shall be agreed upon by all Trustee.

AA.     **Additions to Trust.** The Trustee may accept or decline to accept additions from any source; provided, however, that the Trustee may not accept additions of property in which any beneficiary or Trustee, other than either Settlor, has an ownership interest. Any such property other than cash shall be returned upon demand to the transferor, together with any income earned on that property. If any such cash is deposited into the account of any trust or otherwise used for trust purposes, that amount shall be repaid to the transferor by the Trustee on demand, together with interest thereon at the Applicable Federal Rate, as determined and defined in accordance with Code Sec. 7872(e)(1)(A).

BB.     **Division of QTIP Property.** If the Independent Executor makes the so-called QTIP Election under Code Sec. 2056(b)(7) over a portion (but less than all) of any property passing to a trust hereunder, the Trustee is authorized to divide such property as to which the election was made and the portion as to which it was not made in the manner prescribed by Reg. §20.2056(b)-7(b) or any successor Regulation. Those shares shall be held and administered by the Trustee as separate trusts with identical terms, so that one of said trusts is entirely subject to said election and the other is not subject to it. However, the Trustee may manage and invest such separate trusts in solido. One of the purposes in authorizing such division is to enable the separate allocation of GST exemption to one or both of said trusts.

CC.     **Administration of Multiple Trusts.** Whenever two trusts created under this Trust Agreement are directed to be combined into a single trust (for example, because property of one trust is to be added to the other trust), whether or not the trusts have different inclusion ratios with respect to any common transferor or have different transferors for generation-skipping transfer tax purposes, the Trustee is authorized, instead of combining said trusts, to administer them as two separate trusts with identical terms in accordance with the provisions that would have governed the combined trusts. However, the Trustee may manage and invest such separate trusts in solido. If anyone (for example, the Surviving Settlor) adds or is deemed to add by gift or bequest property to a trust created under this Trust Agreement, the Settlors authorize the Trustee to hold the added property as a separate trust with terms identical to the trust to which it would have been added and the Trustee may manage and invest such separate trusts in solido.

DD.  **Custodian Employed.**  The Trustee may employ a custodian, hold property unregistered or in the name of a nominee (including the nominee of any bank, trust company, brokerage house or other institution employed as custodian), and pay reasonable compensation to a custodian in addition to any fees otherwise payable to the Trustee, notwithstanding any rule of law otherwise prohibiting such dual compensation.